Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

October 3, 2022

Re:	Atour Lifestyle Holdings Limited Amendment No. 7 to Registration Statement on Form F-1 Filed September 16, 2022 CIK No. 0001853717

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 27, 2022 on the Company’s amendment no. 7 to the registration statement on Form F-1 filed on September 16, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling amendment no. 8 to the Registration Statement on Form F-1 (“Registration Statement Amendment No. 8”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. It has included page numbers to refer to the location in Registration Statement Amendment No. 8 where the disclosure addressing a particular comment appears.

Subject to the Staff's review and market conditions, the Company currently expects to launch the offering as early as in mid October 2022. The Company would greatly appreciate the Staff's assistance in meeting its desired timetable.

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Amendment No. 7 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure that the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Please balance the disclosure here and on pages 6 and 52 regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it was unable inspect and investigate completely your auditor.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page, pages 7 and 52 of Registration Statement Amendment No. 8 to include the requested disclosures.

Recent Regulatory Developments, page 5

2. We note the legal opinion of your PRC counsel filed as exhibit 99.2. Please clarify under Prerequisite Regulatory Licenses, Permits and Approvals that your counsel has opined that you are not required to obtain any other permission or approval from regulatory authorities in China to operate your business or conduct this offering.

In response to the Staff’s comment, the Company has revised the disclosures on page 5 of Registration Statement Amendment No. 8 to include the PRC counsel’s opinion.

3. We note your response to comment 7. Please also describe in this section the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future..

In response to the Staff’s comment, the Company has revised the disclosures on page 5 of Registration Statement Amendment No. 8 to include the requested disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 104

4. We note your response to comment 8. In your response you indicate that you do not believe a comparable property analysis is necessary. It appears that your operations were significantly impacted by the increase in number of manachised and leased hotels during the year ended December 31, 2021 compared to 2020. For example, you indicate that the 31.7% total increase in revenues from manachised hotels was primarily attributable to the increase in number of manachised hotels. However, it does not appear that your disclosure quantifies the impact of an increased number of manachised hotels on revenues. Please revise your disclosure throughout your discussion of operations to quantify the impact each significant event that lead to a year over year change (e.g. the impact that adding new hotels or increasing RevPAR had on revenues).

The Company agrees with the Staff’s observations and has further quantified the key factors that led to changes in its revenues (including revenues generated from both of its manachised and leased hotels) during the relevant periods.

•	With respect to manachised hotels, the increase in number of manachised hotels did play a key part in driving the revenues generated from manachised hotels, as previously disclosed. In response to the Staff’s comments, the Company has supplemented quantitative analyses on pages 102 through 107 to further elaborate on the impact of (i) the addition of new manachised hotels, and (ii) the performance of existing manachised hotels on revenues in each relevant period (largely consistent with the imposition and easing of COVID-19 travel restrictions).

•	With respect to leased hotels which accounted for a smaller portion of the Company’s total hotel revenues, the number of leased hotels remained stable at 29, 33, 33 and 33 as of December 31, 2019, 2020 and 2021 and June 30, 2022, respectively. Accordingly, as currently disclosed, the Company’s operation of leased hotels has not been significantly impacted by expansion of its leased hotel network, but rather by the operational and financial performance of existing leased hotels (largely consistent with the imposition and easing of COVID-19 travel restrictions) as further described on pages 102 through 107 in Registration Statement Amendment No. 8.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer Atour Lifestyle Holdings Limited Allen Wang, Esq. Latham & Watkins LLP Kevin Huang Linda Gu KPMG Huazhen LLP

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